Exhibit 99.1
ITURAN PRESENTS FOURTH QUARTER & FULL YEAR 2025 RESULTS

Record revenue and EBITDA driven by strong 2025 subscribers-adds;
Significant dividend totaling $30 million for the quarter and new additional buy-back of $10 million;

AZOUR, Israel – March 5, 2026. Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced its consolidated financial results for the fourth quarter and full year of 2025.

Highlights of Full Year 2025
•	2,630,000 subscribers at year-end, adding 221,000, net during the year.
•	Record financial metrics across the board with revenue at $359.0 million, an increase of 7% year-over-year.
•	Net income of $58.0 million, an increase of 8% year-over-year.
•	EBITDA of $96.2 million, an increase of 5% year-over-year.
•	Record full year operating cash flow of $88.6 million.
•	Year-end net cash position and marketable securities of $107.6 million.
•	Returns to shareholders: declared a total of $60 million in dividends for the year 2025.

Highlights of the Fourth Quarter of 2025
•	Added a net 42,000 subscribers in the quarter.
•	Revenue of $93.5 million, an increase of 13% year-over-year.
•	Strong gross margins: overall gross margin of 50.5%, with subscription gross margin at 59.5%.
•	Net income increased to $15.3 million, up by 10% year-over-year.
•	EBITDA grew to $25.3 million, a 12% increase year-over-year.
•	Record quarterly operating cash flow of $29.4 million.
•	The Board declared a special dividend of $20 million, in addition to the $10 million quarterly dividend policy, totaling $30 million.
•	$1.6 million in shares were bought back in the quarter and the Board authorized an increase of the buy-back program of a further $10 million.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran, said, “2025 was a record year for Ituran marked by ongoing growth and continued improvements in profitability. We continued to add new subscribers at a high rate, bringing in 42,000 during the fourth quarter, leading to a record year of 221,000 net subscriber-adds, which includes those gained through our OEM deal with Stellantis at the start of 2025. Looking ahead, we expect to maintain our subscriber-add rate at 160,000-180,000 for 2026. The growth is driven by our long-term efforts in bringing customers new value-adding telematics and connected-car products and services.”

Mr. Sheratzky continued, “Given our success and strong cash generation, we announced a special dividend of $20 million and a new share buy-back program of $10 million, in addition to the regular dividend policy of $10 million per quarter. The dividends issued for 2025 represent a yield of 7% based on our year-end share price, and approximately 100% of our net income for the year. This signifies the importance we place on sharing the fruits of our ongoing success with our shareholders.”

Mr. Sheratzky added, “2026 started with strong momentum in our strategic partnerships. We are continuously working to add new partners to our growing OEM roster to drive further growth in our subscriber base. We recently announced a new agreement with Stellantis to launch the ‘Connect Fiat’ project in South America. This full end-to-end solution, spanning hardware, services, and the user app, reinforces our leadership in the region in providing telematics services to OEMs and their customers, and our ability to deliver fully integrated connectivity at scale.”

Concluded Mr. Sheratzky, “After several years of investment in developing new offerings and services that significantly expand our total addressable market, we expect to begin seeing the returns on these investments in 2026. In addition to Israel and Brazil, our first initiative, IturanMob, has expanded its operations into the United States market, where it targets small and mid-sized car rental companies, streamlining and significantly improving the vehicle rental process. The second is our Big Data initiative, which leverages the large volumes of data we collect and monetizes it by offering valuable insights to third parties. The third initiative, Credit Carbon, enables EV owners to monetize their low carbon footprint through Ituran’s advanced technological platform. I am very excited about these initiatives and strongly believe they have the potential to transform Ituran into a significantly larger company over the coming years.”

Fourth Quarter 2025 Results

Revenues for the fourth quarter of 2025 were $93.5 million, a 13% increase compared with revenues of $82.9 million in the fourth quarter of 2024.

76% of revenues were from location-based service subscription fees, and 24% were from product revenues.

Revenues from subscription fees were $71.1 million, an increase of 15% over the fourth quarter of 2024 revenues.

The subscriber base expanded to 2,630,000 by the end of December 2025, marking an increase of 42,000 from the previous quarter.

Product revenues were $22.4 million, an increase of 5% year-over-year.

Gross profit for the quarter was $47.2 million (50.5% of revenues), a 15% increase compared with gross profit of $41.1 million (49.6% of revenues) in the fourth quarter of last year.

The gross margin in the quarter on subscription revenues was 59.5%, compared to 59.6% in the fourth quarter of last year. The gross margin on products was 21.9% in the quarter, compared with 20.8% in the fourth quarter of last year. The variance in the product gross margin between quarters was due to the change in the product mix sold.

Operating income for the quarter was $20.4 million (21.8% of revenues), representing a 13% increase compared to $18.0 million (21.8% of revenues) in the fourth quarter of last year.

EBITDA for the quarter was $25.3 million (27.1% of revenues), an increase of 12% compared with EBITDA of $22.5 million (27.2% of revenues) in the fourth quarter of last year.

Net income for the fourth quarter of 2025 was $15.3 million (16.3% of revenues) or diluted earnings per share of $0.77, an increase of 10% compared to $13.8 million (16.7% of revenues) or diluted earnings per share of $0.70 in the fourth quarter of last year.

Cash flow from operations for the fourth quarter of 2025 was $29.4 million.

Full Year 2025 Results

Revenues for 2025 were a record $359.0 million, a 7% increase over the $336.3 million reported in 2024. 74% of revenues were from location-based service subscription fees and 26% were from product revenues.

Revenues from subscription fees were $264.6 million, representing an increase of 9% over 2024.

Product revenues were $94.5 million, representing an increase of 1% compared with 2024.

Gross profit for the year was $178.6 million (49.7% of revenues). This represents an increase of 11% compared with gross profit of $160.6 million (47.8% of revenues) in 2024. The gross margin in the year on subscription revenues was 59.0%, compared with 58.7% in 2024. The gross margin on products was 23.8%, compared with 19.5% in 2024, with the variance representative of the product mix sold during the year.

Operating profit for 2025 was $77.0 million (21.5% of revenues), an increase of 8% compared with operating profit of $71.2 million (21.2% of revenues) in 2024.

EBITDA for 2025 was $96.2 million (26.8% of revenues), an increase of 5% compared to $91.3 million (27.1% of revenues) in 2024.

Net income in 2025 was $58.0 million (16.1% of revenues) or fully diluted earnings per share of $2.92, an increase of 8% compared with net income of $53.7 million (16.0% of revenues) or fully diluted earnings per share of $2.70 in 2024.

Cash flow from operations for the year was $88.6 million.

On the balance sheet, as of December 31, 2025, the Company had net cash, including marketable securities, of $107.6 million. This is compared with net cash, including marketable securities, of $77.2 million, as of year-end 2024.

Buy Back

During the quarter $1.6 million in shares were purchased under the existing share buy-back program.

The Board of Directors authorized a new $10 million increase to the share buy-back program. This brings the total authorization, including that remaining, to approximately $13.5 million. Share repurchases will be funded by available cash and will be made in accordance with SEC Rule 10b-18.

Dividend

The Board of Directors declared a total dividend of $30 million for the fourth quarter. This is made up of $10 million under the Company’s existing quarterly dividend policy and an additional $20 million as a special dividend.

The current dividend takes into account the Company’s continuing strong profitability, ongoing positive cash flow and strong balance sheet.

Conference Call Information

The Company will also be hosting a video conference call via the Zoom platform later today, Thursday, March 5, 2026 at 9am Eastern Time and 4pm Israel time.

On the call, management will review and discuss the results and will be available to answer investor questions.

To participate in the Zoom call, please register at the following link:
https://us06web.zoom.us/webinar/register/WN_hiXNOoC0TmePKQkUTrz0GA

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to, but not limited to, changes in global political, economic, business, competitive, market and regulatory factors. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumption that may cause our actual results materially from the expectations that we describe in our forward-looking statements. We disclaim any obligation to update forward-looking statements, even if our assumptions and projections change, except where applicable law may otherwise require us to do so.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management and control services for vehicles, cargo and personal security for the retail, insurance and financing industries, as well as car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel Aviv-based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.6 million subscribers using its location-based services with a market-leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2025

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2025

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(In thousands)	2025	2024

Current assets

Cash and cash equivalents	107,551	77,357
Investments in marketable securities	3	10
Accounts receivable (net of provision for credit loss)	58,517	47,688
Other current assets	48,360	46,067
Inventories	23,213	23,434
	237,644	194,556

Long-term investments and other assets
Investments in affiliated companies	517	519
Investments in other companies	1,542	1,491
Other non-current assets	5,413	5,853
Deferred income taxes	15,684	12,273
Funds in respect of employee rights upon retirement	28,480	21,823
	51,636	41,959

Property and equipment, net	39,386	33,080

Operating lease right-of-use assets, net	8,878	8,947

Intangible assets, net	8,839	9,011

Goodwill	39,831	39,325

Total assets	386,214	326,878
2

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	December 31,
(In thousands)	2025	2024

Current liabilities
Credit from banking institutions	-	114
Accounts payable	19,082	18,847
Deferred revenues	27,206	22,857
Other current liabilities	57,817	45,904
	104,105	87,722

Long-term liabilities
Deferred income taxes	531	418
Liability for employee rights upon retirement	35,080	27,593
Deferred revenues	14,876	12,231
Operating lease liabilities, non-current	4,745	5,562
Other non-current liabilities	2,391	2,095
	57,623	47,899

Stockholders' equity	217,564	185,227
Non-controlling interests	6,922	6,030
Total equity	224,486	191,257

Total liabilities and equity	386,214	326,878
3

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands, except share data)	2025	2024	2025	2024
			(unaudited)
Revenues:
Telematics services	264,559	242,491	71,073	61,548
Telematics products	94,464	93,766	22,424	21,335
	359,023	336,257	93,497	82,883
Cost of revenues:
Telematics services	108,451	100,195	28,767	24,875
Telematics products	71,995	75,442	17,518	16,892
	180,446	175,637	46,285	41,767

Gross profit	178,577	160,620	47,212	41,116
Research and development expenses	20,806	18,090	5,152	4,483
Selling and marketing expenses	18,378	15,271	4,887	3,980
General and administrative expenses	62,456	56,238	16,870	14,667
Other income, net	(91)	(148)	(109)	(49)
Operating income	77,028	71,169	20,412	18,035
Other non-operating expenses	(272)	-	(272)	-
Financing income (expenses), net	(1,854)	80	(732)	(85)
Income before income tax	74,902	71,249	19,408	17,950
Income tax expenses	(14,899)	(14,579)	(3,678)	(3,345)
Share in profit (losses) of affiliated companies, net	(5)	(123)	26	178
Net income for the period	59,998	56,547	15,756	14,783
Less: net income attributable to non-controlling interest	(2,031)	(2,893)	(479)	(945)
Net income attributable to the company	57,967	53,654	15,277	13,838

Basic and diluted earnings per share attributable to company's stockholders	2.92	2.70	0.77	0.70

Basic and diluted weighted average number of shares outstanding	19,874	19,894	19,840	19,894
4

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands)	2025	2024	2025	2024
			(unaudited)
Cash flows from operating activities
Net income for the period	59,998	56,547	15,756	14,783
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	19,170	20,083	4,930	4,497
Loss in respect of trading marketable securities and other investments	8	107	-	22
Increase in liability for employee rights upon retirement	3,298	3,199	1,164	954
Share in losses (profit) of affiliated and other companies, net	277	123	246	(178)
Deferred income taxes	(1,607)	(383)	(716)	958
Capital loss (gain) on sale of property and equipment, net	27	128	(72)	114
Decrease (increase) in accounts receivable	(3,728)	(5,227)	4,730	(435)
Decrease (increase) in other current and non-current assets	6,843	(6,498)	640	(1,170)
Decrease in inventories	2,614	3,366	3,525	776
Increase (decrease) in accounts payable	(2,136)	176	(1,324)	2,558
Increase (decrease) in deferred revenues	2,235	(804)	(80)	(990)
Increase in other current and non-current liabilities	1,579	3,450	551	803
Net cash provided by operating activities	88,578	74,267	29,350	22,692

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(3,324)	(3,353)	(1,002)	(1,016)
Capital expenditures	(21,776)	(13,632)	(4,607)	(4,488)
Return from (investments in) affiliated and other companies, net	(38)	708	11	710
Repayment of (Investments in) long-term deposit	57	(122)	22	(41)
Proceeds from sale of property and equipment	901	459	337	70
Net cash used in investment activities	(24,180)	(15,940)	(5,239)	(4,765)

Cash flows from financing activities
Short term credit from banking institutions	(114)	(433)	-	(49)
Acquisition of company shares	(3,100)	-	(1,625)	-
Dividend paid	(37,585)	(28,050)	(9,933)	(7,759)
Dividend paid to non-controlling interests	(1,908)	(3,286)	(231)	(25)
Net cash used in financing activities	(42,707)	(31,769)	(11,789)	(7,833)
Effect of exchange rate changes on cash and cash equivalents	8,503	(2,635)	2,157	(202)
Net change in cash and cash equivalents	30,194	23,923	14,479	9,892
Balance of cash and cash equivalents at beginning of period	77,357	53,434	93,072	67,465
Balance of cash and cash equivalents at end of period	107,551	77,357	107,551	77,357

Supplementary information on financing activities not involving cash flows:

In November 2025, the Company declared a dividend in an amount of US$10 million. The dividend was paid in January 2026.

5